

January 26, 2024

Lee E. Beckelman
Chief Financial Officer
Smart Sand, Inc.
28420 Hardy Toll Road, Suite 130
Spring, Texas 77373

> **Re: Smart Sand, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2022**
> **Filed February 28, 2023**
> **File No. 001-37936**

Dear Lee E. Beckelman:

We have reviewed your January 12, 2024 response to our comment letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 12, 2023 letter.

Form 10-K for the Fiscal Year Ended December 31, 2022

Item 2. Properties, page 40

1.  We note your response to comment 1.  Please include the point of reference and the price used to demonstrate the reasonable prospect of economic extraction with your New Auburn/Hixton mineral resource table, as required by Item 1303(b)(3) of Regulation S-K.

Item 15. Exhibits, Financial Statement Schedules
Exhibits 10.25, 10.26, & 10.28, page 97

2.  We note your response to comment 6 and we reissue the comment with respect to Exhibits 10.25, 10.26, and 10.28.  This is required information in the technical report summary. Please confirm that you will revise subsequent technical report summaries to include at least one cross-section and one stratigraphic column of the local geology as required by Item 601(b)(96)(iii)(B)(6)(iii) of Regulation S-K.

Item 15. Exhibits, Financial Statement Schedules
Exhibit 10.27, page 97

3.    We note your responses to comments 6, 7, 11, 12, and 13 and we reissue the comments with respect to Exhibit 10.27.  Please consult with your qualified person and obtain a revised technical report summary that addresses all comments, including comment 10.

Please note that an initial assessment that supports the disclosure of mineral resources must, at a minimum, include all of the information specified in paragraphs (b)(96)(iii)(B)(1) through (11) and (20) through (25) of Item 601(b) of Regulation S-K. Please address all required paragraphs in the revised report.  We suggest including or identifying the corresponding paragraphs in your revised technical report summary.

All mineral resources must include the qualified person's estimates of cut-off grades based on assumed costs and prices that provide a reasonable basis for establishing the prospects of economic extraction, as required by Item (601)(b)(96)(iii)(B)(11)(iii) of Regulation S-K.  Absent a cut-off grade for a sand deposit, minimum quality and/or API specifications with assumed costs and grades may also be considered provided the qualified person describes how the project will distinguish between material sent to the processing facility and material sent to waste.

 Please contact John Coleman at 202-551-3610 or Craig Arakawa at 202-551-3650 if you have questions regarding comments.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation